

Sandra M. Forman, General Counsel
Harris & Harris Group, Inc.
111 West 57th Street, Suite 1100
New York, New York 10019

Re: Harris & Harris Group, Inc. (the "Fund")
      File Numbers 814-176 and 333-160781

Dear Ms. Forman:

On July 24, 2009, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date accompanied the filing. The filing seeks to register common stock to be offered from time to time by the Fund.

We have reviewed the filing and have the comments set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In view of the Fund's reliance on Rule 415, when will this matter be submitted to FINRA, e.g., will FINRA review each supplement? When might we expect notice from FINRA that the Fund has completed FINRA's review process?

2.   Disclosure in the filing suggests that the Fund proposes to file supplements under Rule 497 to sell shares off the shelf. In this case, advise the staff how the legal opinion will be updated and filed.

3.   We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 ("1940 Act").

4.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

   • explain the term "liquidity event" which appears throughout the filing, and

- add disclosure which explains or assists an investor in understanding the table appearing under the caption "Business – Nanotechnology Commercialization" on page 46,

Prospectus Cover

5.   The penultimate sentence of the first paragraph states that: "The offering price per share of our Common Stock will not be less than the net asset value per share of our Common Stock at the time we make the offering exclusive of any underwriting commissions or discounts, <u>unless we have shareholder approval</u>." (*Emphasis added.*) The staff takes the position that selling below NAV necessitates the filing of a post-effective amendment. Please confirm that this offering will only be used for sales at or above NAV, unless an amendment is filed.

Prospectus

6.   Add disclosure to the first paragraph of the page on which the "Table of Content" appears indicating that the Fund will supplement its prospectus to reflect any material change.

7.   Disclosure in the seventh paragraph under the caption "Prospectus Summary" refers to certain "industry clusters." Add appropriate risk disclosure regarding the risks associated with being invested in the indicated groups of industries. This disclosure also reflects the nanotechnology percentages of various clusters as of March 31, 2009. If possible, please update this information.

8.   Disclosure in the fifth bullet under the caption "Prospectus Summary – Risks related to our Company" suggests that the Fund is non-diversified. Other disclosure on this topic states: "In 1992, we registered as an investment company under the 1940 Act, commencing operations as a closed-end, non-diversified investment company. In 1995, we elected to become a business development company subject to the provisions of §§55 through 65 of the 1940 Act." Revise the latter disclosure so as to indicate that the Fund is currently classified as a non-diversified company.

9.   Several bullets under this sub-caption refer to the issuance of debt and preferred securities. Confirm to the staff that the Fund does not currently have any outstanding leverage and that none is contemplated.

10.   The sub-caption "Use of Proceeds" discusses the uses to be made of the offering proceeds. As reported in the Form 10-Q for the period ended June 30, 2009, during the first half of 2009, the Fund made no new investments, and made nine follow-on investments totaling $3,451,549. This compared with two new investments totaling $2,244,500 and 13 follow-on investments totaling $8,602,595 during the first six months of 2008. In light of the Fund's recent investment history, is it more likely than not that the current offering proceeds will be used to fund additional follow-on investments.

A recent 8-K filed by the Fund reports that investment income has decreased during the last six months, and the Fund incurred a net operating loss of $2.685 million. The prospectus, however, has only a few sentences about the effect of using the proceeds of the proposed offerings to pay current operating expenses. Given the Fund's recent financial history, please revise the disclosure appropriately, or explain to the staff why you think such disclosure is not needed.

11.   Make the indicated change to the following disclosure appearing in the next sub-caption, "Dividends and distributions": "If we do make a deemed capital gain ~~dividend~~ distribution, you will not receive a cash distribution . . ."

12.   Footnote 4 to the fee table states that: "Excluding the non-cash, stock-based compensation expense, 'Salaries and benefits' totals $2,958,744 or 2.03 percent of net assets attributable to Common Stock." Disclose the period covered by this statement.

13.   The most recent information provided in the table of "Balance Sheet Data" is for the period ended December 31, 2008. This information should be updated.

14.   Revise the following disclosure, appearing under the caption "Forward-Looking Information," substantially as indicated below: "You should understand that under §27A(b)(2)(B) of the Securities Act of 1933 and §21E(b)(2)(B) of the Securities Exchange Act of 1934, the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995 ~~may~~ do not ~~as a technical matter~~ apply to statements made ~~in connection with this offering~~ by an investment company."

15.   Explain to the staff the basis upon which the Fund makes the following statement, which appears under the caption "Business": "Third, we provide access to a vehicle that has historically provided returns comparable to the median of those of the private venture capital industry and, unlike private venture capital firms, is both transparent and liquid."

16.   The introductory sentence to a table appearing under the caption "Business -- Commercialization of Nanotechnology by Our Portfolio Companies" states: "The following is a summary of the products currently released or under development by our active portfolio companies and their partners where applicable. (*Emphasis added.*) Clearly designate the products that remain under development.

Part C

17.   The power of attorney pursuant to which the filing was signed by the Fund's directors states that specified agents may execute: "a Registration Statement on Form N-2, including any pre-effective amendments and/or any post-effective amendments thereto and any subsequent Registration Statement of the Company pursuant to Rule 462(b) of the Securities Act of 1933 (the "1933 Act") and any other filings in connection therewith . . ." (*Emphasis added.*) In this connection, please consult the

requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund

from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, August 31, 2009